Notice to ASX/LSE Rio Tinto plc and Rio Tinto Limited 2026 Annual General Meetings: address by the Chair Dominic Barton, Chair, Rio Tinto 6 May 2026 **Check against delivery** Good afternoon to everyone here in Perth, good morning to all those joining us from London, and welcome if you are tuning in virtually. As Chair of Rio Tinto, I have the privilege of welcoming you to our 2026 Annual General Meetings. This year, in keeping with our focus of embedding stronger, sharper and simpler ways of working across the business, we are holding the Rio Tinto plc and Rio Tinto Limited AGMs contemporaneously. Our meetings are linked audio-visually, so all shareholders can participate in a joint discussion, as provided for under Rio Tinto plc’s Articles of Association and Rio Tinto Limited’s constitution. As you know, AGMs are an opportunity for open conversations and for deepening understanding. They allow us, as a Board, to hear from you and to respond to the topics you are interested in. And next year, our directors will be present in person at the plc AGM in London, with the Limited AGM held contemporaneously in Australia. We plan to continue this arrangement for future AGMs, with our directors alternating their physical attendance annually. This, naturally, builds on our regular engagement with investors throughout the year. In fact, over the last two months, I have met personally with shareholders representing more than a quarter of Rio Tinto plc’s issued capital and a third of Rio Tinto Limited’s issued capital. With that in mind, I am looking forward to facilitating our conversations today as chair of both meetings: in London and here in Perth. I would also like to welcome Geoff David, one of our general counsels in London, who is supporting the Rio Tinto plc meeting there. I would like to begin our meeting by acknowledging the Whadjuk people of the Noongar Nation on whose Traditional Lands I am speaking from today. And I pay my respects to all Traditional Owners and Indigenous people who host our operations around the world. I am very pleased to introduce Robyn Collard to perform a Welcome to Country. Robyn is a Noongar woman from the Whadjuk and Ballardong groups, and she is joined by her nephew, Josh Kelly, a Noongar man, who will perform for us on the didgeridoo. Thank you, Robyn and Josh for that welcome and for opening our AGM. Before we move into today’s meeting, I would like to acknowledge a matter of great sorrow – the deaths of three colleagues over the last year. Mohamed Camara, who lost his life at Simandou last August, a colleague at Simandou in February, whose family requested his name be kept private, and Brian Cameli at Kennecott in March. Each leaves families, friends and teammates. And we hold all those affected by these tragedies in our thoughts. EXHIBIT 99.1

Notice to ASX/LSE As a board and as a business – we have a clear focus and an accountability: fatalities must be eliminated and everyone must go home safe, every day. We have asked Simon to ensure we apply the lessons learnt and make the changes needed to our business, and he will talk shortly about the actions being taken. But first, I ask for a moment of silence as we remember our three colleagues. Thank you, everyone, for taking that moment. I will now introduce the members of our Board who are with us today: Joc O’Rourke; Ngaire Woods; Sharon Thorne, Senior Independent Director, Rio Tinto plc and Chair of our Audit and Risk Committee; Peter Cunningham, our Chief Financial Officer; Simon Trott, our CEO; Dean Dalla Valle, Chair of our Sustainability Committee; Ben Wyatt, Senior Independent Director of Rio Tinto Limited and Chair of our People and Remuneration Committee; Jennifer Nason; Susan Lloyd-Hurwitz; and Tim Paine, our Australian Company Secretary. We also have with us Graham Hogg, from KPMG, in the room here in Perth, who is Rio Tinto Limited’s lead audit partner. To make today’s proceedings as efficient as possible, I will now declare that voting on all resolutions is open. As usual, resolutions will be decided by poll. This Board brings together deep experience across mining, capital markets, global business, and governance. In August, our newest member, Simon Trott, succeeded Jakob Stausholm as Chief Executive. Jakob rebuilt trust and laid the foundations for Rio Tinto’s strategic and cultural growth. And the Board is deeply grateful for his contribution. We are proud to have appointed an internal successor of Simon’s calibre. He is a Chief Executive who knows this business and mining inside out – but who also challenges our orthodoxies. He is working at pace to achieve our ambition of becoming the most valued metals and mining business, supported by a very strong leadership team. And he is doing so in a fast-changing external environment. You need only look at your phone, turn on your TV or read the paper to see the complex and uncertain world we are operating in. While change is constant, one truth is clear: As volatility and fragmentation increase, nations are focusing ever more intensely on minerals and metals. And they are moving with urgency to secure supply for next generation industries, electrification and the energy transition. Whether it is copper for AI data centres, lithium for batteries, aluminium for advanced manufacturing or iron ore for fast-growing cities – demand is increasing, while bringing new supply to market remains challenging. Rio Tinto is made for this moment. Because whatever the future holds, the world is only going to need more of the materials we provide. And our global diversified portfolio and world-class project execution capability, position us strongly for these opportunities ahead. While this environment requires us to move at pace and with conviction, it also demands a long-term view and a consistent approach. This is exactly what our strategy is designed to deliver. It is based on a winning formula for growth and returns. It starts with our world-class assets, in key future-facing commodities, operated through three strong businesses: iron ore, copper, and aluminium and lithium. And it is grounded in disciplined capital allocation and operational excellence. In best-in-class project execution. In strong partnerships with governments and other organisations. And in a deep commitment to social licence. Crucially, this formula is delivering performance, as we return $6.5 billion to you, our shareholders, maintaining a 60% payout for the tenth consecutive year.

Notice to ASX/LSE As a Board, our focus is on maximising Rio’s potential. Under Simon’s leadership, we are embedding stronger, sharper and simpler ways of working across the business. And concentrating our people and resources on the areas that drive the greatest value, while unlocking our portfolio’s full strength. It won’t have escaped your notice that our share price has moved significantly, since our last meeting. This is, of course, just one indicator of the long-term value we are creating. And to me this reflects not only favourable market conditions and rising demand for what we do, but also a growing belief in the way we are delivering. I have seen that delivery in action during my 18 visits to our global sites and offices over the last year, as we reached many of our major project milestones. I saw at Oyu Tolgoi in Mongolia, how we are ramping up production from an orebody more than 1,300 metres underground. All the major infrastructure is now in place, and we are already achieving record copper results. In Guinea, Sharon, Dean and I joined Simon to mark the start of operations at Simandou, less than two years after major construction began. Simandou not only unlocks a new source of high-grade iron ore, with more than 620 kilometres of multi-use railway and world-class port facilities. It also shows what is possible through partnership – bringing together Rio Tinto, with the Government of Guinea, Chinalco, Baowu and WCS to achieve the extraordinary. And in Argentina, the Board and I saw how we are scaling up production of high-quality, battery-grade lithium carbonate – positioning our portfolio for the energy transition. These are just a few examples of the projects driving our growth. And they show mining at its best: Delivering returns for our shareholders and lasting value for communities through genuine partnerships, which create real, tangible local benefits. Take Simandou, which could grow Guinea’s GDP by up to 55% by 2030. Oyu Tolgoi, which supports around 20,000 jobs, both directly and through the supply chain. Or Argentina, where we are now the largest lithium mining employer in the country. Every time I visit one of our sites, I am reminded of the journey of partnership that starts well before a single tonne of ore is produced to ensure our projects deliver value beyond the mine gates. Last June, when we opened the Western Range iron ore mine in the Pilbara with our partner Baowu, what stayed with me was not only the milestone itself but how it was achieved:  Working in partnership with the Yinhawangka People, we made changes to our mine design to protect and preserve significant cultural heritage values. While many of our relationships with Indigenous and land-connected groups around the world are strong, we know in some cases we still have work to do. Our priority is to listen carefully, engage early and continue to build trust through our actions – with co-management playing a central role. I have had the privilege of spending time with various groups, including the Puutu Kunti Kurrama and Pinikura People in the Pilbara. The co-management agreement we signed last May, with the PKKP Aboriginal Corporation, formalises how we work together to protect and manage cultural heritage – while providing greater certainty for both the Puutu Kunti Kurrama and Pinikura People, and Rio Tinto.  Sustainability and social licence go hand in hand and are core to our priorities. Creating shared value also means protecting and respecting the natural environment and fragile eco-systems where we operate, treating them with the utmost care. Equally, we believe that reducing emissions is not only the right thing to do, it strengthens our business and improves returns. Last year, we delivered a 14% reduction in Scope 1 and 2 emissions. And we expect further progress as our renewable energy contracts and agreements for the Boyne Smelter in Queensland take effect.

Notice to ASX/LSE Finally, some words about our people. They are at the heart of how we live our purpose of finding better ways to provide the materials the world needs. And our progress is built on their talent, expertise and commitment to operational excellence. As a Board, we are striving to create an environment where colleagues can contribute and perform at their best. Where teams are empowered to solve problems and where safety and productivity go hand in hand. What we hear from our people when we visit our sites and offices, shapes our ongoing work to strengthen our culture and build a more engaged and diverse business. Fostering the conditions for new ideas, better decisions, stronger performance and higher returns. So, I hope today you have a sense of our direction, as well as the strong momentum that is building across our business. I am very optimistic about Rio Tinto’s future. We have great people, world-class assets in the right commodities and a clear strategy. And importantly we have tremendous opportunity. That is our winning formula and it gives me absolute confidence in our ability to deliver both growth and returns for our shareholders over the long term. And to create lasting value for our stakeholders. Thank you

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com